UNITED STATES OF AMERICA
       Before the
SECURITIES AND EXCHANGE COMMISSION

NATIONAL FUEL GAS COMPANY	SIXTH
HORIZON ENERGY DEVELOPMENT, INC.	CERTIFICATE
HORIZON ENERGY HOLDINGS, INC.	PURSUANT TO
and its subsidiaries	RULE 24

File No. 70-9959
(Public Utility Holding Company Act of 1935)

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), its subsidiary, Horizon Energy Development, Inc. (“Horizon”), Horizon’s subsidiary, Horizon Energy Holdings, Inc. (“Holdings”), and Holding’s subsidiaries (“Intermediate Subsidiaries”), in their Application-Declaration on Form U-1, as amended (File No. 70-9959), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-27487, dated December 31, 2001) of the Securities and Exchange Commission (the “Commission”) with respect thereto, and that the following information for the quarter ended June 30, 2003 is herein provided:

1)	A general description of the Development Activities of Horizon or any Intermediate Subsidiary during the quarter and of any exempt wholesale generator or foreign utility company in which National has acquired, directly or indirectly, an ownership interest during the quarter:

Horizon and Intermediate Subsidiaries engaged, directly or indirectly, in one or more of the following Development Activities during the quarter: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; discussion of financing opportunities with lenders and other third-party investors; and such other preliminary activities as may be required.

National did not acquire, directly or indirectly, an ownership interest in any exempt wholesale generator or foreign utility company during the quarter.

2)	Information on Project Services (administrative, operating, technical and management services) performed during the quarter:

Company Providing Service	Company Receiving Service	Type of Service	Total Charges*	At Cost or Fair Market Value
Horizon	Horizon Energy Development, s.r.o.	Technical and management services	$30,050 [1]	Fair market value
Horizon Energy Development, s.r.o.	Horizon	Administrative services	$20,353 [1]	Fair market value
Horizon Energy Development, s.r.o.	United Energy, a.s.	Administrative and operating services	$213,514	Fair market value
United Energy, a.s.	Teplarna Liberec, a.s.	Administrative and management services	$110,450	Fair market value

*    Amounts are shown in US$. Original billings may be calculated in Czech Korunas. For the quarter ended June 30, 2003, the average spot exchange rate was CZK27.75/US$1.
1    Represents amounts accrued during quarter. Under terms of agreements, billings are submitted on an annual basis at the end of the year.

3)	Information regarding new Intermediate Subsidiaries:

As part of Horizon’s Development Activities in Bulgaria, a new shell Intermediate Subsidiary has been established. This new shell entity -- Horizon Energy Bulgaria Ltd.-- is intended to hold Horizon’s interest in a power project that is in early development stages in and around the city of Sofia, Bulgaria. As of the end of this reporting period, Horizon had invested US$50,000 in Horizon Energy Bulgaria Ltd.

4)	Amount of any Guarantee issued by Horizon or any Intermediate Subsidiary that is not exempt under Rule 45(b) or Rule 52:

Neither Horizon nor any Intermediate Subsidiary issued any such Guarantee during the quarter.

5)	Horizon financial statements:

Horizon's balance sheet at June 30, 2003 is attached as Exhibit 1, and Horizon's income statement for the quarter ended June 30, 2003 is attached as Exhibit 2.

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 25th day of August, 2003.

NATIONAL FUEL GAS COMPANY

By: /s/ R. J. Tanski
R. J. Tanski
Controller

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer

HORIZON ENERGY HOLDINGS, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer